Exhibit 99.80

FORM 51-102F3 MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

First Phosphate Corp. (the “Company”)

1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117

Vancouver, British Columbia V6E 4N7

ITEM 2.	DATE OF MATERIAL CHANGE

June 22, 2026

ITEM 3.	NEWS RELEASE

Issued on May 28, 2026 and June 15, 2026 through the facilities of Newsfile Corp. and filed on System for Electronic Document Analysis and Retrieval (SEDAR+).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

First Phosphate closes a non-brokered financing for gross proceeds of $15,420,640.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Please see details in attached Schedule “A”.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Bennett Kurtz, CFO
bennett@firstphosphate.com
Tel: +1 (416) 200-0657

ITEM 9.	DATE OF REPORT

June 22, 2026

SCHEDULE “A”

Non-Brokered Financing

First Phosphate Corp. (“First Phosphate” or the “Company”) closed a non-brokered private placement financing (the “Offering”) on June 22, 2026 through the issuance of 1,432,750 hard dollar units (each a “Hard Dollar Unit”) at a price of $2.00 per Hard Dollar Unit for gross proceeds of $2,865,500 and 6,277,570 flow-through shares (each a “Flow-Through Share”) at a price of $2.00 per Flow-Through Share for gross proceeds of $12,555,140. Each Hard Dollar Unit is comprised of: (i) one common share in the capital of the Company (“Common Share”), and (ii) one Common Share purchase warrant (“Warrant”).

In connection with the Offering, eligible finders were paid a fee consisting of up to 8%, in cash, of the gross proceeds raised from subscribers introduced by them (“Cash Consideration”), and such number of compensation warrants (“Compensation Warrants”) as is equivalent to up to 8% of the number of Hard Dollar Units or Flow-Through Shares issued to subscribers introduced by them. The Company paid the cash finders’ fees on the Flow-Through portion of the Offering in Common Shares instead of cash at $2.00 per Common Share (each a “Compensation Shares”).

Each Warrant and Compensation Warrant entitles the holder thereof to acquire one Common Share at a price of $2.50 per Common Share until December 31, 2026, provided that if the volume weighted average trading price of the Common Shares on the CSE for any 5 consecutive trading days equals or exceeds $3.50, the Company may, upon issuing a press release, accelerate the expiry date of the Warrants and Compensation Warrants to the date that is 30 days following the date of such press release. In connection with the Offering, the Company paid $156,880 in Cash Consideration, issued 322,920 Compensation Shares at a deemed price of $2.00 per Common Share, and issued 401,360 Compensation Warrants

The aggregate gross proceeds from the Flow-Through Offering will be used for general exploration expenditures, related to the Corporation’s projects in Québec which will constitute Canadian exploration expenses (within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the (“ITA”), that will qualify as Critical Mineral Exploration Tax Credit (CMETC) eligible “flow through critical mineral mining expenditures” within the meaning of that term in subsection 127(9) of the ITA. The net proceeds received from the Hard Dollar Unit Offering will be used for development activities, working capital and for general corporate purposes. In connection with the closing of the Offering, Laurence W. Zeifman, a director of the Company, purchased 50,000 Flow-Through Shares.

As a related party of the Company received Flow-Through Shares in connection with the Offering, the transaction is considered a related party transaction for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The participation of the related party of the Company is exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company is relying on an exemption from the formal valuation requirements of MI 61-101 available because the fair market value of the Flow-Through Shares purchased by and issued to the related party does not exceed 25% of the Company’s market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report related to the transactions more than 21 days before the expected closing of the transactions as required by MI 61-101 but believes that this shorter period is reasonable and necessary in the circumstances as the Company wishes to improve its financial position and to close the Offering in short order for sound business reasons.